[Letterhead of Willkie Farr & Gallagher LLP]

July 31, 2017

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dorrie Yale

Re:                 Allied World Assurance Company Holdings, AG

Preliminary Proxy Statement on Schedule 14A

Filed July 7, 2017

File No. 001-32938

Ladies and Gentlemen:

This letter responds to the comments contained in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 28, 2017 (the “Comment Letter”), with respect to the Preliminary Proxy Statement on Schedule 14A (File No. 001-32938) of Allied World Assurance Company Holdings, AG (“Allied World”) filed with the Commission on July 7, 2017 (the “Preliminary Proxy Statement”), and is submitted on behalf of Allied World.  Allied World has filed today Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”). The Amended Preliminary Proxy Statement includes revisions made in response to the comments set forth in the Comment Letter.

For the convenience of the Staff, the comments contained in the Comment Letter appear below in bold.  Allied World’s response to each comment immediately follows the applicable comment.  References in the responses to page numbers are to pages of the Amended Preliminary Proxy Statement.  Capitalized terms used but not defined in this letter have the meanings attributed to them in the Amended Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Consideration Offered to Allied World Shareholders in Connection with the Merger, page 13

1.                                      We note your disclosure on page 14 that the Merger Consideration will be paid to Allied World shareholders as soon as possible following the implementation of the Merger. Please revise to disclose the cash amount and the number of Fairfax shares that shareholders will receive at closing for each of their Allied World shares.

In response to the Staff’s comment, the disclosure has been revised on page 14 of the Amended Preliminary Proxy Statement.

Appraisal Rights, page 14

2.                                      Please revise to (i) clarify whether a shareholder’s vote in favor of or against Proposal 1 has any impact on their appraisal rights and (ii) disclose when the Merger Resolution will be published in the Swiss Official Gazette of Commerce. Also, revise to address appraisal rights in the Questions and Answers section.

In response to the Staff’s comment, the disclosure has been revised on pages 7 and 15 of the Amended Preliminary Proxy Statement.

General

3.                                      We note your disclosure on page 2 concerning the presentation of Fairfax’s final prospectus dated May 9, 2017 as Annex B to your proxy statement. With reference to Schedule 14A, please tell us whether you intend for Fairfax’s May 9, 2017 prospectus to satisfy one or more of your Item 14 disclosure requirements. In this regard, please tell us, and revise to clarify, if applicable, whether your proxy statement incorporates by reference all of the Exchange Act reports listed on page i of Annex B. Please also tell us whether the information contained in the May 9 prospectus filed by Fairfax is, and will remain, up to date for purposes of satisfying your Schedule 14A disclosure requirements.

We confirm for the Staff that where in the Proxy Statement we refer readers to specific sections of Fairfax’s May 9, 2017 prospectus, we intend for such prospectus sections to satisfy one or more of the Item 14 disclosure requirements.  We also confirm for the Staff that, assuming that the Proxy Statement is mailed as we intend on or prior to the “staleness” date for the March 31, 2017 financial information, the information contained in the Fairfax prospectus will be current for Schedule 14A disclosure requirements, except in the case of certain information (e.g., number of Allied World shares outstanding, market price of stock, Principal Shareholders table, etc.), where we have provided information in the Proxy Statement as of a more recent practicable date in accordance with Schedule 14A.  Given that Allied World plans to hold the Special Shareholder Meeting on August 16, 2017 (which is fewer than the 20 business days referenced in Note D to Schedule 14A), we respectfully advise the Staff that, rather than incorporate by reference, we plan to attach to the Proxy Statement the Exchange Act reports necessary to satisfy applicable Item 14 disclosure requirements, unless the Staff is aware of any exceptions to the 20 business day requirement under the current circumstances.  The disclosure on page 10 of the Proxy Statement has been revised to reflect the foregoing.

4.                                      We note your disclosure on page 13 directing shareholders to see Item 3 of your Schedule 14D-9. Please tell us whether you are incorporating this schedule by reference into your proxy statement and your basis to do so pursuant to Schedule 14A, Item 14(e).

In response to the Staff’s comment, the disclosure has been revised on page 13 of the Amended Preliminary Proxy Statement such that the reference to the Schedule 14D-9 is no longer necessary; consequently, the reference to Allied World’s previously filed Schedule 14D-9 has been removed.

Please do not hesitate to contact the undersigned Sean Ewen at (212) 728-8867 with any questions or comments you may have.

Yours faithfully,

/s/ Sean M. Ewen

Sean M. Ewen

cc:                                Joseph McCann – Securities and Exchange Commission

Scott A. Carmilani – Allied World Assurance Company Holdings, AG

Derek Bulas – Fairfax Financial Holdings Limited

Wesley D. Dupont – Allied World Assurance Company Holdings, AG

Steven A. Seidman – Willkie Farr & Gallagher LLP